EXHIBIT 12.1
DiamondRock Hospitality Company
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio amounts)

	Year Ended December 31,
	2010	2009	2008	2007	2006

Income (Loss) from Continuting Opeartions Before Income Taxes	$(6,530)	$(32,121)	$43,553	$68,161	$37,453
Fixed Charges	49,777	54,670	53,698	54,514	40,168
Amortization of Capitalized Interest	175	175	166	159	77
Capitalized Interest	(112)	(19)	(259)	(50)	(604)

Earnings	$43,310	$22,705	$97,158	$122,784	$77,094

Fixed Charges:

Interest Expense	$45,524	$51,609	$50,404	$51,445	$36,934
Portion of Rent Related to Interest	4,141	3,042	3,035	3,019	2,630
Capitalized Interest	112	19	259	50	604

Fixed Charges	49,777	54,670	53,698	54,514	40,168

Preferred Stock Dividends	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$49,777	$54,670	$53,698	$54,514	$40,168

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends			1.8	2.3	1.9

Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$(6,467)	$(31,965)	$—	$—	$—